

Mail Stop 4631

October 19, 2009

<u>**via U.S. mail and facsimile**</u>

Robert T. Brady, Chief Executive Officer
Moog, Inc.
PO Box 18
East Aurora, New York 14052-0018

      RE: Moog, Inc.
                Form 10-K for the Fiscal Year Ended September 27, 2008
                Filed November 28, 2008
                Proxy Statement
                Filed December 10, 2008
                File No. 1-05129

Dear Mr. Brady:

We have reviewed your response letter dated September 16, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended September 27, 2008

Item 13. Certain Relationship and Related Transactions, and Director Independence, page 110

1. We note your response to comment 3 in our letter dated September 1, 2009, including your proposed disclosure. Please revise your proposed disclosure to clarify what types of transactions are covered by the general provisions relating to possible conflicts of interest that you cite, and clearly describe the standards you and any of your committees will apply pursuant to these provisions. Please also identify any transaction required to be reported under Item 404(a) that were not required to be reviewed or where your policies and procedures for review were not followed.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief